Exhibit (d)(i)(2)

EXHIBIT A

To the Advisory Agreement

Between SSGA Funds Management, Inc. and SSGA Active Trust (formerly, SSgA Active ETF Trust)

As consideration for the Adviser’s services to the following Fund the Adviser shall receive from the Fund a unitary fee, accrued daily at the rate of 1/365th of the applicable fee rate and payable monthly on the first business day of each month, of the following annual percentages of the Fund’s average daily net assets during the month, less the proportional amount of the advisory fee of any investment company the shares of which are the only investment security held by a Fund.

The Adviser will pay all of the expenses of each Fund below except for the advisory fee, amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, brokerage expenses, taxes, interest, fees and expenses of the Independent Trustees (including any Trustee’s counsel fees), litigation expenses and other extraordinary expenses.

Fund	Annual % of average daily net assets
SPDR Blackstone/GSO Senior Loan ETF	0.70%

As consideration for the Adviser’s services to each of the following Funds, the Adviser shall receive from each Fund a unitary fee, accrued daily at the rate of 1/365th of the applicable fee rate and payable monthly on the first business day of each month, of the following annual percentages of the Fund’s average daily net assets during the month, less the proportional amount of the advisory fee, as well as acquired fund fees and expenses, of any investment company the shares of which are the only investment security held by a Fund.

The Adviser will pay all of the expenses of each Fund below except for the advisory fee, amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, brokerage expenses, taxes, interest, fees and expenses of the Independent Trustees (including any Trustee’s counsel fees), litigation expenses and other extraordinary expenses.

Fund	Annual % of average daily net assets
SPDR SSGA Multi-Asset Real Return ETF	0.50%
SPDR SSGA Income Allocation ETF	0.50%
SPDR SSGA Global Allocation ETF	0.35%
SPDR SSGA Ultra Short Term Bond ETF	0.20%
SPDR MFS Systematic Core Equity ETF	0.60%
SPDR MFS Systematic Growth Equity ETF	0.60%
SPDR MFS Systematic Value Equity ETF	0.60%
SPDR DoubleLine Total Return Tactical ETF	0.65%

As consideration for the Adviser’s services to the following Fund, the Adviser shall receive from the Fund a unitary fee, accrued daily at the rate of 1/365th of the fee rate and payable monthly on the first business day of each month, of the following annual percentages of the Fund’s average daily net assets during the month.

The Adviser will pay all of the expenses of the Fund below except for the advisory fee, amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, acquired fund fees and expenses, brokerage expenses, taxes, interest, fees and expenses of the Independent Trustees (including any Trustee’s counsel fees), litigation expenses and other extraordinary expenses.

Fund	Annual % of average daily net assets
State Street Disciplined Global Equity Portfolio	0.25%
SPDR DoubleLine Short Duration Total Return Tactical ETF	0.50%
SPDR DoubleLine Emerging Markets Fixed Income ETF	0.75%

Dated: September 4, 2018

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